Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: LoopNet, Inc.
Subject Company: LoopNet, Inc.
Commission File Number: 000-52026
This filing relates to a planned merger (the “Merger”) between LoopNet, Inc. (“LoopNet”) and CoStar Group, Inc. (“CoStar”) pursuant to the terms of an Agreement and Plan of Merger, dated as of April 27, 2011 (the “Merger Agreement”), by and among LoopNet, CoStar and Lonestar Acquisition Sub, Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K filed by Alpha on April 27, 2011, and is incorporated by reference into this filing.
The following is an e-mail sent by LoopNet Chairman and CEO Richard Boyle to LoopNet employees on April 27, 2011:
Employee Email

Loopsters —
Since our company was founded in 1995, we have been focused on our mission of developing the leading online marketplace for the commercial real estate industry. Our goal has been, and remains, to build a world-class organization that delivers the best platform for marketing deals, searching for deals, and accessing critical market information to our customers in the commercial real estate industry. I am proud to say that over the past 15+ years, we have made tremendous progress building our business and serving our customers.
Today, we are taking a very large step toward our long-term objective, by announcing that we have agreed to merge with CoStar Group. A copy of the press release we issued this afternoon is attached.
LoopNet and CoStar each have a long history of technology-driven innovation in our respective areas of focus in this very large, global industry. We also share similar a vision of helping our customers be more efficient and effective in their jobs, through the use of information and technology. We believe that the combination of LoopNet’s marketplace business and CoStar’s research and information platform offers tremendous potential for our combined company and our customers, while delivering compelling value to all LoopNet stockholders.
CoStar clearly recognizes the value of our business, our people, and our platform — and that is a testament to your work ethic and your willingness and ability to find solutions for our customers. So, for your diligence and commitment to LoopNet, thank you!
Our board of directors unanimously approved the merger agreement and will recommend to our stockholders that they accept and approve the merger at a special meeting that will occur in the coming months.
There are obviously many decisions to be made and questions to be answered in the near-future, as we turn our efforts to closing this transaction and successfully integrating the two businesses. However, until the merger is completed, both LoopNet and CoStar will remain separate companies — in short, it is business as usual for all of us. Please maintain a diligent focus on our priorities —— satisfying our customers, increasing membership and product adoption, enhancing core system usability and functionality, providing new, complementary products and services, and expanding into new market segments.
We expect the transaction to be completed before the end of 2011, subject to, among other things, approval by our stockholders and other customary closing conditions. In the interim, I am sure you will have many questions and we are committed to keeping you up-to-date on important developments.
I know you would like to hear more about this announcement, and perhaps ask some questions, so please join me at 4 p.m. today for an all hands meeting. For those of you not located in San Francisco, we will provide a dial-in number in the meeting invitation in a follow up email. I will also be in the Monrovia office tomorrow, for another meeting at 12:30pm.
As you might expect, this announcement may generate considerable interest from our customers, the media, and stockholders. If customers or prospective clients inquire or have questions, simply direct them to the press release issued earlier today. We will be sending some more information and instructions about talking points soon.
Thank you, again, for all your hard work in building LoopNet to this point, and going forward as we continue to do innovative and exciting things for our customers.
Rich
Forward Looking Statements
This communication includes forward-looking statements regarding the proposed acquisition and related transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular statements regarding whether and when the transactions contemplated by the Merger Agreement will be consummated. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: the result of the review of the proposed transaction by regulatory agencies, and any conditions imposed in connection with the consummation of the transaction; approval of the transaction agreement by the stockholders of LoopNet and satisfaction of various other conditions to the closing of the transaction contemplated by the Merger Agreement; and the risks that are described from time to time in LoopNet’s and CoStar’s respective reports filed with the Securities and Exchange Commission (“SEC”), including the annual report on Form 10-K for the year ended December 31, 2010 of each of LoopNet and CoStar. This communication speaks only as of its date and LoopNet and CoStar disclaim any duty to update the information herein.
Important Information for LoopNet Stockholders
     In connection with the proposed transaction, CoStar will file a registration statement on Form S-4 with the SEC. LOOPNET STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of LoopNet. The registration statement and proxy statement/prospectus and other documents filed with the SEC by LoopNet are, or when filed will be, available free of charge at the SEC’s website at www.sec.gov, or by directing a request by mail to LoopNet, Inc., Attn: Secretary, 185 Berry Street, Suite 4000, San Francisco, California 94107, by telephone at (415) 243-4200, or from the investor relations section of LoopNet’s website at http://www.loopnet.com.

     LoopNet and CoStar and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about LoopNet’s directors and executive officers is set forth in the proxy statement for LoopNet’s 2011 annual meeting of stockholders, which was filed with the SEC on April 4, 2011. Information about CoStar’s directors and executive officers is set forth in the proxy statement for CoStar’s 2011 annual meeting of stockholders, which was filed with the SEC on April 27, 2011. Additional information regarding these persons and their interests in the merger will be included in the registration statement and proxy statement/prospectus contained therein to be filed with the SEC.